Filed by YishengBio Co., Ltd
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Summit Healthcare Acquisition Corp.
Commission File No.: 001-40466
Date: February 8, 2023

SUMMIT HEALTHCARE ACQUISITION CORP. AND YS BIOPHARMA ANNOUNCE EFFECTIVENESS OF REGISTRATION STATEMENT AND EXTRAORDINARY GENERAL MEETING DATE FOR PROPOSED BUSINESS COMBINATION

•	Extraordinary general meeting of Summit Healthcare Acquisition Corp.’s shareholders to be held on March 1, 2023 at 9:00 a.m. Eastern Time

•	YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer

•	YS Biopharma achieved vaccine sales of RMB400 million for the first half of the fiscal year 2023, 48% higher than the same period of the prior fiscal year

•	Combined company to be listed on Nasdaq under ticker “YS”

NEW YORK, February 8, 2023 (PR NEWSWIRE) -- Summit Healthcare Acquisition Corp. (“Summit”) (Nasdaq: SMIH), a special purpose acquisition company, and YishengBio Co., Ltd (to be renamed as YS Biopharma Co., Ltd., and herein referred to as “YS Biopharma”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer, announced that the Securities and Exchange Commission (the “SEC”) has declared the effectiveness of YS Biopharma’s registration statement (the “Registration Statement”) on Form F-4 in connection with the previously announced proposed business combination between Summit and YS Biopharma (the “Business Combination”), on February 7, 2023.

Summit has established a record date of February 2, 2023 (the “Record Date”) and announced it will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on March 1, 2023 at 9:00 a.m. Eastern Time, to approve the Business Combination with YS Biopharma. Shareholders of record as of the Record Date will be entitled to receive notice of and to vote at the Extraordinary General Meeting.

The closing of the Business Combination is subject to approval by Summit’s shareholders and the satisfaction of other customary closing conditions. The Business Combination is expected to close promptly after the approval by Summit’s shareholders at the Extraordinary General Meeting and the satisfaction of other customary closing conditions as described in the definitive proxy statement/prospectus. Upon closing, the combined company will be named “YS Biopharma Co., Ltd.” and its ordinary shares and warrants are expected to list on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbols “YS” and “YSBPW,” respectively.

As previously announced, and as further described in the Registration Statement, YS Biopharma will have an implied $849 million pre money enterprise value, assuming no redemptions by Summit’s shareholders. The Business Combination, which does not have a minimum cash requirement or require a PIPE offering, is expected to deliver up to approximately $230 million of cash to YS Biopharma’s balance sheet, assuming no redemptions by Summit’s public shareholders and before payment of transaction expenses. Even without assuming any cash from the Business Combination, YS Biopharma is well-positioned financially to further expand its business and product development and to complete its growth plans for 2023.

Extraordinary General Meeting Details

The Extraordinary General Meeting will be held on March 1, 2023 at 9:00 a.m. Eastern Time at 35th Floor, Two Exchange Square, 8 Connaught Place Central, Hong Kong and virtually via live webcast. Rather than attending in person, Summit’s shareholders are encouraged to attend the Extraordinary General Meeting via live webcast at https://www.cstproxy.com/summithealthcarespac/2023 where they will be able to listen to the meeting live and vote during the meeting. Summit is pleased to utilize virtual shareholder meeting technology to (i) provide ready access and cost savings for Summit’s shareholders and Summit and (ii) protect the health and safety of Summit’s shareholders. To register and receive access to the hybrid virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement distributed by Summit in connection with Extraordinary General Meeting.

Every shareholder’s vote is important, regardless of the number of shares held. If you have any questions or need assistance voting, please contact Advantage Proxy, Inc., our proxy solicitor, at 1-877-870-8565 or 1-206-870-8565 (banks and brokers) or email at ksmith@advantageproxy.com.

Advisors

Wilson Sonsini Goodrich & Rosati, Jingtian & Gongcheng and Maples and Calder (Hong Kong) LLP are serving as legal advisors to YS Biopharma in connection with the Business Combination.

Cooley LLP and Ogier are serving as legal advisors to Summit in connection with the Business Combination.

About YS Biopharma

YS Biopharma is a global biopharmaceutical company dedicated to discovering, developing, manufacturing and commercializing new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a series of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Shingles, influenza, Coronavirus. YS Biopharma operates in China, Singapore, the United States, the United Arab Emirates and the Philippines with over 800 employees and led by a management team that combines rich local expertise and global vision in the vaccine and pharmaceutical industry.

About Summit Healthcare Acquisition Corp.

Summit Healthcare Acquisition Corp. is a blank check company sponsored by Summit Healthcare Acquisition Sponsor LLC, a Cayman Islands limited liability company, and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Summit’s units, Class A ordinary shares and warrants trade on the Nasdaq under the ticker symbols “SMIHU,” “SMIH,” and “SMIHW,” respectively.

Investor Contacts

Alyssa Li

ir@yishengbio.com

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, anticipated milestones with respect to the clinical and pre-clinical programs of YS Biopharma, projections of market opportunity and expectations, the estimated implied enterprise value of the combined company, YS Biopharma’s ability to scale and grow its business, the advantages and expected growth of the combined company, the combined company’s ability to source and retain talent, the cash position of the combined company following closing of the Business Combination, Summit’s and YS Biopharma’s ability to consummate the proposed Business Combination, and expectations related to the terms and timing of the Business Combination, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Summit’s and YS Biopharma’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Summit and YS Biopharma believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Summit and YS Biopharma caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the proposed Business Combination and other documents filed by YS Biopharma or Summit from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Summit nor YS Biopharma can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination transaction due to the failure to obtain approval from Summit’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by Summit’s public shareholders, costs related to the Business Combination, the impact of the global COVID-19 pandemic, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of the marketed vaccine product and the clinical trial development results of the product candidates of YS Biopharma, and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Summit and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Summit nor YS Biopharma presently know or that Summit and YS Biopharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of Summit and YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Summit and YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Summit or YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, neither Summit nor YS Biopharma undertakes any duty to update these forward-looking statements.

Important Information for Shareholders and Investors

The Business Combination will be submitted to shareholders of Summit for their consideration and approval at the Extraordinary General Meeting. Summit and YS Biopharma prepared the Registration Statement on Form F-4 for YS Biopharma that was declared effective by the SEC on February 7, 2023, which includes a definitive proxy statement which is being distributed to Summit’s shareholders in connection with Summit’s solicitation for proxies for the vote by Summit’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement. Summit is mailing the definitive proxy statement and other relevant documents to its shareholders as of the Record Date. Summit’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with Summit’s solicitation of proxies for the Extraordinary General Meeting to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Summit, YS Biopharma and the proposed Business Combination. Summit’s shareholders may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC by YS Biopharma regarding the proposed Business Combination and documents filed with the SEC by Summit, without charge, at the SEC’s website located at https://www.sec.gov.

Participants in the Solicitation

Summit, YS Biopharma and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies of Summit’s shareholders in connection with the proposed Investors and security holders may obtain more detailed information regarding Summit’s directors and executive officers in Summit’s filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Summit’s shareholders in connection with the proposed Business Combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of Summit’s shareholders generally, is set forth in the Registration Statement. Shareholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination, and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Summit or YS Biopharma, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

This press release is not a substitute for the Registration Statement or for any other document that Summit or YS Biopharma has filed and may file with the SEC in connection with the proposed Business Combination. YOU ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain free copies of other documents filed with the SEC by Summit and YS Biopharma through the website maintained by the SEC at https://www.sec.gov.